ROBERT BRANTL

Counsellor at Law

52 Mulligan Lane
Irvington, NY 10533

Telephone:  (914) 693-3026
Telecopier:  (914) 693-1807
E-Mail:  robertbrantl@earthlink.net
   Member of
N.Y. and N.J. Bar

January 24, 2013

Daniel F. Duchovny, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street NE
Washington, DC 20549

Re:          Kent Financial Services, Inc.
Preliminary Schedule 14C
Filed December 26, 2012
File No. 001-07986

Schedule 13E-3
Filed December 26, 2012 by Kent Financial Services, Inc. and HBJ Revocable Trust
File No. 005-35220

Dear Mr. Duchovny:

I am writing in response to the Staff’s letter to the undersigned dated January 18, 2013.  The Staff’s comments have been copied below in italics.  Each comment is followed by our response.

The filing persons are today filing Amendment No. 1 to the Schedule 13E-3 and Kent Financial Services is today filing Amendment No. 1 to the Preliminary Schedule 14C.  References in this letter to “Amendment No. 1” identify those documents.

Schedule 13E-3

Comment 1.   We note that Mr. Healey is the trustee and beneficiary of the shares HBJ Revocable Trust holds, as well as an owner of approximately 2.5% of the Kent Financial Services’ shares not through HBJ. We also note in the annual report for the year ended December 31, 2011 that Ms. Healey was the beneficial owner of approximately 1.66 million shares. We believe Mr. and Ms. Healey in their individual capacities are also engaged in the going private transaction and thus should be added as filing persons on the Schedule 13E-3.

Response to Comment 1

Bryan P. Healey and Jennifer S. Healey have been added as filing persons on Amendment No. 1 to Schedule 13E-3.

Comment 2.   Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for Mr. and Ms. Healey, if added in response to the preceding comment. For example, include a statement as to whether Mr. and Ms. Healey believe the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which each relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In addition, be sure that each new filer signs the Schedule 13E-3.

Response to Comment 2

Amendment No. 1 to Schedule 14C at pages 6, 17 and 29 sets forth all of the information required by Schedule 13E-3 with respect to Bryan P. Healey and Jennifer S. Healey.  In addition, Bryan P. Healey and Jennifer S. Healey have signed the Schedule 13E-3.

Comment 3.   We are unable to locate any Schedule 13D or G for any of Mr. Healey, Ms. Healey or the HBJ Revocable Trust. Please confirm whether any such Schedule has been previously filed and with your analysis as to each person’s filing obligations under Regulation 13D-G. We may have further comment.

Response to Comment 3

Mr. Healey, Ms. Healey and the HBJ Revocable Trust intend to promptly file a joint Schedule 13D containing all of the required disclosures with respect to their respective acquisition and ownership of Kent Financial Services common stock.

Preliminary Schedule 14C

Comment 4.   Please revise the information statement to clearly identify it as being preliminary. See Rule 14c-5(d)(1) of Regulation 14C.

Response to Comment 4

Amendment No. 1 to the Schedule 14C has been labeled “preliminary” at the top of the cover page.

Comment 5.  Please revise your Information Statement to place the “Summary Term Sheet” before the “Questions and Answers about the Transaction.” Refer to Instruction 2 to Item 1001 of Regulation M-A.

Response to Comment 5

In Amendment No. 1 to Schedule 14C, the “Summary Term Sheet” has been placed before the “Questions and Answers about the Transaction.”

Background of the Transaction, page 9

Comment 6.   You state that “management has tried for several years to merge” and you have reported on “the failed efforts over the years to merge or acquire an operating business on terms acceptable to the Company and its shareholders” to your Board. Please revise this section to provide more specificity and detail regarding your efforts to merge and/or acquire another company. Such a discussion should identify a description of the companies that you did consider entering into a transaction with, the year in which you considered such a transaction, a description of the key financial terms of the transaction and the reasons why you rejected them. Please avoid aggregating and generalizing your discussion of past potential transactions.

Response to Comment 6

Amendment No. 1 to Schedule 14C at pages 10 et seq. sets forth a detailed description of the Company’s efforts to complete an acquisition.

Comment 7.   Please describe the “preliminary findings” the Chairman discussed with the Board at the October 10, 2012 board meeting.

Response to Comment 7

The sentence containing the phrase “preliminary findings” has been modified at page 13 of Amendment No. 1 to Schedule 14C to more accurately summarize the information provided by the Chairman to the Board.

Comment 8.    Please describe the Special Committee’s basis for the $1.75 per share purchase price.

Response to Comment 8

Amendment No. 1 to Schedule 14C at page 14 sets forth the basis on which the Special Committee proposed the $1.75 per share purchase price to the Board of Directors.

Comment 9.    Please describe the scope of and limitations on the Special Committee’s authority with respect to this transaction. What were the committee’s duties and authority?

Response to Comment 9

Amendment No. 1 to Schedule 14C sets forth at page 13 the duties of the Special Committee as well as the scope and limitations of the its authority.

Comment 10.   Please revise this section to provide details regarding any discussions you or the Special Committee had regarding how you intended to fund the going private transaction. Indicate at what meetings funding issues were discussed, who was present at such meetings and what the substance of those discussions were. Also include a discussion of any funding mechanisms discussed but not utilized and the reasons for not doing so.

Response to Comment 10

Amendment No. 1 to Schedule 14C sets forth at page 14 the discussion had by the board and Special Committee regarding funding of the transaction.  Having received an offer of a non-interest-bearing loan, those bodies had no discussion of alternative funding mechanisms, as there was no conceivable lower-cost alternative.

Fairness of the Reverse Stock Split, page 13

Comment 11.    We note in the fifth bullet on page 13 that you did not receive any attractive offers. Please describe in more detail any offers that you did receive and what about those offers made them unattractive when compared to your proposed going private transaction.

Response to Comment 11

In Amendment No. 1 to Schedule 14C at page 16, the fifth bullet has been modified to more accurately state the basis for the Special Committee’s determination.

Comment 12.   We note that Seidman’s fairness opinion addressed fairness of the transaction consideration for minority shareholders, while your disclosure in the first bullet point on page 13 states it addressed unaffiliated shareholders. Please revise your disclosure here.

Response to Comment 12

In Kent Financial Services, the class of unaffiliated shareholders is identical to the class of minority shareholders.  To avoid confusion, Amendment No. 1 has been modified throughout to (a) correspond to the language of the Seidman opinion by replacing the term “unaffiliated shareholders” with the term “minority shareholders’ when discussing the Seidman opinion or the fairness determinations of the board, the Special Committee or the filing persons, and (b) in all other places, in which the substantive rights of shareholders other than HBJ Revocable Trust are discussed, note the identity of the classes by the phrase “unaffiliated (i.e. minority) shareholders.’

Comment 13.   On a related note, please address how any filing person relying on the Seidman opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to the minority shareholders.

Response to Comment 13

The modification described in response to comment 12 should alleviate this problem.

Comment 14.   Please revise the last sentence in the first bullet point on page 14 to explain your meaning.

Response to Comment 14

Upon reflection, the sentence that is the subject of this comment was found to be imappropriately speculative, and was removed from Amendment No. 1 to Schedule 14C at page 17.

Comment 15.   Your disclosure in the second paragraph on page 14 references the going concern value of the company but does not describe why you did not consider that value in your fairness determination. Please revise.

Response to Comment 15

Upon reflection, the statement that “going concern” value was not considered by the Special Committee was determined to be misleading, as the value analysis used throughout would commonly be considered a “going concern value.”  Accordingly, the phrase has been removed at page 17 of Amendment No. 1 to Schedule 14C.

Alternatives to the Reverse Stock Split, page 15

Comment 16.   Please disclose whether you considered using an alternative stock split ratio that would have enabled some unaffiliated security holders to retain an ownership interest in your company while still sufficiently reducing the total number of security holders so that you may seek to terminate your Exchange Act reporting obligations. See Item 1013(c) of Regulation M-A.

Response to Comment 16

Amendment No. 1 to Schedule 14C at page 18 discloses the reasons why no alternative stock split ratio was considered.

Financial Effect of the Transaction, page 17

Comment 17.   Revise this section to include a discussion of the $400,000 loan you will procure from HBJ Revocable Trust in order to fund your proposed going private transaction.

Response to Comment 17

The section has been revised in Amendment No. 1 to Schedule 14C at page 20 to include a discussion of the loan.

Reports, Valuations or Appraisals, page 17

Comment 18.   Please tell us whether the outlook and potential of the company and announced business plans referenced in the seventh bullet point on page 19 included financial projections. If so, please disclose any financial projections made available to Seidman.

Response to Comment 18

No financial projections for Kent Financial Services were made available to Seidman.  Therefore, Seidman’s assessment of the outlook and potential of the Company was based on its current business plan.  The tenth bullet on page 22 of Amendment No. 1 to Schedule 14C has been modified to clarify this point.

Comment 19.   Please revise the eighth bullet point on page 19 to specify the “other analysis [sic] and tests” referenced.

Response to Comment 19

Although Seidman’s opinion, in listing the information and data examined and considered, includes “such other analysis and tests as were felt to be appropriate,” Seidman’s Valuation Presentation refers only to the information and data specified in the first eleven bullet points on page 22 of Amendment No. 1 to Schedule 14C.  Accordingly, the catch-all in the twelfth bullet point was misleading and has been eliminated in Amendment No. 1.

Comment 20.   Please revise the sections captioned “Premium over Unaffected Price” and Market Comparable Reference” to describe the basis for Seidman’s selection of comparable transactions and companies used in each analysis.

Response to Comment 20

The referenced sections have been modified in Amendment No. 1 to Schedule 14C at pages 23 and 24 to include disclosure of the basis for Seidman’s selection of comparable transactions and companies.

Comment 21.   Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A with respect to both Seidman and Integra. In the case of Integra, please be sure to disclose the fees paid for its appraisal.

Response to Comment 21

The disclosure regarding Seidman and Integra has been expanded in Amendment No. 1 to Schedule 14C.  Specifically, additional disclosure regarding Seidman is set forth at page 21, disclosure regarding Integra’s qualifications and prior relationship is set forth at page 24, and disclosure regarding the fee paid to Integra is set forth at page 27.

Source and Amount of Funds, page 26

Comment 22.   Provide the disclosure required by Item 1007 of Regulation M-A as it relates to the loan from HBJ Revocable Trust to be used to finance this transaction.

Response to Comment 22

Amendment No. 1 to Schedule 14C at page 29 sets forth the disclosure required by Item 1007 as it relates to the loan from HBJ Revocable Trust.

Sincerely,

/s/ Robert Brantl

ACKNOWLEDGEMENT

Each of the undersigned filing persons of Schedule 13E-3 and related Schedule 14C Information Statement (the “Filings”) in connection with the proposed going private transaction of Kent Financial Services, Inc. hereby confirms that:

●	the filing person is responsible for the adequacy and accuracy of the disclosure in the Filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

●	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KENT FINANCIAL SERVICES, INC.

By:	/s/ Bryan P. Healey
Name:	Bryan P. Healey
Title:	Chief Executive Officer

HBJ REVOCABLE TRUST.

By:	/s/ Bryan P. Healey
Name:	Bryan P. Healey
Title:	Trustee

BRYAN P. HEALEY

/s/ Bryan P. Healey

JENNIFER S. HEALEY

/s/ Jennifer S. Healey